UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]                No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: June 29, 2007

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM’S SHAREHOLDERS ELECT NEW BOARD AND APPROVE ANNUAL DIVIDENDS

Moscow and New York (June 29, 2007) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced that at its Annual General Shareholders Meeting (AGSM) held today in Moscow shareholders approved all agenda items and elected a new Board of Directors. Holders of approximately 82.76% of the Company’s shares were represented at the AGSM.

One of the items approved by the AGSM was payment of annual dividends in the amount of RUR 166.88 per ordinary share of VimpelCom stock (or approximately $1.62 per American Depositary Share based on the Russian Central Bank exchange rate as of June 29, 2007) for the 2006 fiscal year, amounting to a total of RUR 8.6 billion (or approximately $333.4 million based on the Russian Central Bank exchange rate as of June 29, 2007), to be payable within 60 days.

The AGSM also approved the proposed amendments to VimpelCom’s charter.

Each of the agenda items which required approval was approved by an overwhelming majority of the Company’s shareholders, and Altimo and Telenor voted in favor of each resolution.

New composition of the Board of Directors of VimpelCom:

David J. Haines (Chairman of the Board of Directors of VimpelCom from July 2005, Chief Executive Officer of GROHE AG),

Mikhail Fridman (Chairman of the Board of Directors of Alfa-Bank, Chairman of the Supervisory Board of Alfa Group consortium, Chairman of the Board of Directors of TNK-BP, member of the Board of Directors of VimpelCom from July 2001),

Arve Johansen (Senior Executive Vice President of Telenor/Deputy CEO of Telenor Group and Head of Telenor Asia, member of the Board of Directors of VimpelCom from June 2003),

Kjell Morten Johnsen (Senior Vice President of Telenor Central & Eastern Europe, representative of Telenor in the Russian Federation, a new member of the Board of Directors of VimpelCom),

Jo Lunder (Chief Executive Officer of Ementor ASA, member of VimpelCom’s Board of Directors from May 2002, former General Director and Chairman of the Board of Directors of VimpelCom),

Oleg Malis (Vice President of Altimo, member of the Board of Directors of VimpelCom from June 2006),

Leonid Novoselsky (General Director of OOO GK Gradient, member of the Board of Directors of VimpelCom from June 2006),

Alexei Reznikovich (Chief Executive Officer of Altimo, member of the Board of Directors of VimpelCom from May 2002),

Fridtjof Rusten (Chief Marketing Officer of Pannon GSM in Hungary, member of the Board of Directors of VimpelCom from June 2005).

VimpelCom will submit a copy of the voting results of the AGSM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the voting results of the AGSM will be available for review on VimpelCom’s web site, www.vimpelcom.com, in the “SEC Filings” section.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom	Financial Dynamics
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com